Notice to ASX/LSE 7 October 2022 Rio Tinto provides update on Communities and Social Performance commitments Rio Tinto has published its second progress report on Communities and Social Performance (CSP) practices, which includes direct feedback from Traditional Owners and details the actions the company has taken to rebuild relationships with Indigenous peoples and external stakeholders. As part of efforts to increase transparency in its approach to cultural heritage protection, Rio Tinto established the Communities and Social Performance report in September 2021, engaging employees, Traditional Owners and other stakeholders to improve the business’ CSP practice and outcomes. The report details progress made in areas such as Traditional Owner partnerships and agreement modernisation in Western Australia. It also details the implementation of new CSP organisational structures, standards and practices across the company; improved governance; and increased social expertise within the business, with 500 CSP professionals working on 60 operations in 41 countries (compared to 250 professionals in 2020). Rio Tinto Chief Executive Jakob Stausholm said “We thank those Traditional Owners who generously shared their constructive feedback and perspectives for this report. “Listening to and responding to feedback is invaluable as we work to improve our practices. In the two years since the tragic destruction of the rock shelters at Juukan Gorge, we have been changing the way we work in every part of our business. While we have made progress, we know it will take time to rebuild relationships and regain the trust of Traditional Owners and the wider community. “We remain focused on improving our engagement, and together with the Indigenous peoples of the lands on which we operate, we are committed to ensuring cultural heritage is respected, valued and conserved for future generations.” This report provides an update on: • Rio Tinto’s progress against its commitments and internal workplans, external obligations and recommendations, including rebuilding relationships with Traditional Owners. • The views of the Traditional Owners who work with Rio Tinto in the Pilbara on how successfully these commitments are being met. • The governance arrangements in place to oversee progress against these actions. • How Rio Tinto is working to advocate for enhanced sector-wide cultural heritage management. • Increasing Indigenous leadership, employment and cultural connection within Rio Tinto. From 2023, Rio Tinto’s CSP progress reports will be integrated into the full year reporting suite published in the first quarter of each year. The full report is available here: www.riotinto.com/cspreport. EXHIBIT 99.5

Notice to ASX/LSE Page 2 of 2 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, UK Illtud Harri M +44 7920 503 600 Matthew Klar M+ 44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Americas Simon Letendre M +514 796 4973 Malika Cherry M +1 418 592 7293 Investor Relations, UK Menno Sanderse M: +44 7825 195 178 David Ovington M +44 7920 010 978 Clare Peever M +44 7788 967 877 Media Relations, Australia Jonathan Rose M +61 447 028 913 Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary. riotinto.com